Exhibit 21.1
List of subsidiaries of the Company

	State or Jurisdiction of
Name of Subsidiary	Incorporation	Ownership Percent
Global Greensteam LLC	California	100%
Global Green Solutions Ltd.	United Kingdom	100%
Global Green Solutions Pty. Ltd.	South Africa	80%
Greensteam Development Inc.	Delaware	100%
Greensteam Energy LLC	Delaware	100%
Florida Greensteam Equine Energy LLC	Florida	51%
Vertigro Algae Technologies LLC	Texas	50%

Global Greensteam LLC is the company through which the majority of our operations occur. That LLC is developing the Greensteam process technology and projects that convert biomass (primarily wood and crop waste) to low-cost steam, to be used for industrial purposes or to generate electrical power.

Global Green Solutions Pty. Ltd. is actively marketing and developing business opportunities in South and Southern Africa, primarily for Greensteam projects.

Global Green Solutions Ltd. currently has no operations or activity other than through its 80% holding in Global Green Solutions Pty. Ltd.

The Company owns 100% of Greensteam Development Inc. which in turn holds 100% of Greensteam Energy LLC. Both entities are inactive and were acquired solely for the purpose of forming the Company’s interest in Global Greensteam LLC.

The Company holds a 51% interest in Florida Greensteam Equine Energy LLC. The other 49% is held by the Florida Thoroughbred Breeders and Owners Association. This venture was formed to implement a waste biomass-to-power project planned in Ocala, Florida. That project has not proceeded and the Florida LLC is inactive.

Vertigro Algae Technologies LLC, a Texas corporation (“VAT”); is the entity through which the Company and its 50% partner, Valcent USA, Inc. (“VUI”) continued development of a joint project to use algae as a source for biofuel feedstock and other products. In 2008, the Company restructured its operations to focus on its commercial stage Global Greensteam business. To maximize working capital for its Greensteam projects, the Company agreed in September, 2008 to sell its 50% ownership in VAT to VUI, which is a wholly-owned subsidiary of Valcent Products Inc. VUI was unable to obtain financing to complete the sale agreement. As a result, the Company is evaluating alternative strategies for conducting ongoing development, including pursuing renewable energy grants and working with new strategic partners